MASSACHUSETTS FINANCIAL SERVICES COMPANY
                          500 Boylston Street, Boston, Massachusetts 02116-3741
                                 617 - 954-5000




                                        March 16, 2007

VIA EDGAR
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     Re: Withdrawal of Form RW EDGAR Filing Filed on March 15, 2007 and tagged with 1933 Act reference: 002-92915

Ladies and Gentlemen:

     Please withdraw the MFS Municipal Series Trust Form RW filing that was filed on March 15, 2007, with accession number 0000912938-07-000226.

     The March 15, 2007 filing incorrectly referenced the 1933 reference number 002-92915 when in fact it should have referenced File No. 333-141302.

                                        Sincerely,



                                        BRIAN E. LANGENFELD
                                        Brian E. Langenfeld
                                        Counsel